Exhibit 99.2
Shanda Interactive Entertainment Limited Announces
$200 Million Share Repurchase Plan
Shanghai, China — September 9, 2008 — Shanda Interactive Entertainment Limited (NasdaqGS: SNDA, “Shanda” or the “Company”), a leading interactive entertainment media company in China, today announced that its Board of Directors has approved a share repurchase program. Under the program, the Company is authorized to repurchase up to $200 million worth of its outstanding American Depositary Shares (“ADSs”) representing the ordinary shares of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time.
“The decision to initiate the share repurchase program illustrates the confidence we have in the long-term value of our company, and reiterates our commitment to maximizing shareholder returns,” said Tianqiao Chen, chief executive officer of the Company.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the establishment of the share repurchase program, the Company’s anticipated repurchase of ADSs, and the amount of ADSs authorized to be repurchased represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties that could cause actual results to be materially different from expectations, including but are not limited to whether the Company is able to enter into agreements relating to the share repurchase program, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq GS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.
Contact
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn
SNDA/G